GLOBALFOUNDRIES Inc.

TABLE OF CONTENTS

GLOBALFOUNDRIES Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of June 30, 2026 and December 31, 2025
(Unaudited, in millions, except share amounts)

	As of
	June 30 2026	December 31 2025
ASSETS
Current assets:
Cash and cash equivalents	$1,087	$1,809
Marketable securities	1,270	1,241
Receivables, prepayments and other assets	1,489	1,578
Inventories	1,622	1,577
Total current assets	5,468	6,205
Non-current assets:
Property, plant and equipment, net	7,098	7,223
Marketable securities	946	939
Goodwill and intangible assets, net	1,861	1,368
Right-of-use assets	578	569
Receivables, prepayments and other assets	620	498
Deferred tax assets	200	231
Other non-current financial assets	117	108
Total non-current assets	11,420	10,936
Total assets	$16,888	$17,141

LIABILITIES AND EQUITY
Current liabilities:
Trade payables and other current liabilities	$2,050	$2,213
Current portion of lease obligations	61	69
Current portion of long-term debt	98	86
Total current liabilities	2,209	2,368
Non-current liabilities:
Non-current portion of long-term debt	1,024	1,065
Other non-current liabilities	922	862
Non-current portion of lease obligations	495	487
Non-current portion of deferred income from government grants	189	202
Provisions	175	174
Total non-current liabilities	2,805	2,790
Total liabilities	$5,014	$5,158

Equity:
Share capital
Ordinary shares, $0.02 par value, 548,751,082 and 555,888,455 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	$11	$11
Additional paid-in capital	23,926	24,220
Accumulated deficit	(12,178)	(12,381)
Accumulated other comprehensive income	59	78
Equity attributable to the shareholders of GLOBALFOUNDRIES Inc.	11,818	11,928
Non-controlling interests	56	55
Total equity	11,874	11,983
Total liabilities and equity	$16,888	$17,141

See accompanying notes to the interim condensed consolidated financial statements

GLOBALFOUNDRIES Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the Three and Six Months Ended June 30, 2026 and 2025
(Unaudited, in millions, except per share amounts)

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Net revenue	$1,786	$1,688	$3,420	$3,273
Cost of revenue	1,281	1,280	2,464	2,510
Gross profit	505	408	956	763
Research and development expenses	174	134	306	261
Selling, general and administrative expenses and other	157	78	296	155
Operating expenses	331	212	602	416
Income from operations	174	196	354	347
Finance income (expense), net	9	17	24	31
Other income (expense), net	13	8	3	38
Income before income taxes	196	221	381	416
Income tax (expense) benefit	(29)	7	(110)	23
Net income	$167	$228	$271	$439
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	166	228	269	438
Non-controlling interests	1	—	2	1
Net income	$167	$228	$271	$439
Net earnings per share attributable to the equity holders of the Company:
Basic	$0.30	$0.41	$0.49	$0.79
Diluted	$0.30	$0.41	$0.48	$0.79
Weighted average common shares outstanding:
Basic	549	555	552	554
Diluted	556	557	558	557

See accompanying notes to the interim condensed consolidated financial statements

GLOBALFOUNDRIES Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for the Three and Six Months Ended June 30, 2026 and 2025
(Unaudited, in millions)

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Net income
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	$166	$228	$269	$438
Non-controlling interests	1	—	2	1
Net income	$167	$228	$271	$439

Other comprehensive income, net of tax:
Items that may be reclassified subsequently to income:
Foreign exchange fluctuation reserve	$(1)	$11	$(4)	$16
Effective portion of changes in the fair value of cash flow hedges	(46)	75	(5)	106
Fair value gain (loss) on investments measured at fair value through other comprehensive income (loss)	(4)	—	(11)	1
Total other comprehensive income (loss)	$(51)	$86	$(20)	$123

Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	$(51)	$83	$(19)	$119
Non-controlling interests	—	3	(1)	4
Total other comprehensive income (loss)	$(51)	$86	$(20)	$123

Total comprehensive income	$116	$314	$251	$562
Attributable to:
Shareholders of GLOBALFOUNDRIES Inc.	$115	$311	$250	$557
Non-controlling interests	1	3	1	5
Total comprehensive income	$116	$314	$251	$562

See accompanying notes to the interim condensed consolidated financial statements

GLOBALFOUNDRIES Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the Six Months Ended June 30, 2026 and 2025
(Unaudited, in millions)

	Six Months Ended June 30
	2026	2025
OPERATING ACTIVITIES
Net income	$271	$439
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	618	687
Share-based compensation	128	94
Gain on acquisition of joint venture interest	—	(31)
Finance income	(69)	(78)
Finance expense	45	47
Deferred income taxes, net	85	(84)
Gain on disposal of property, plant and equipment	(14)	(71)
Other operating activities	(23)	7
Change in assets and liabilities, net of acquisitions:
Receivables, prepayments and other assets	115	(96)
Inventories	(45)	(89)
Trade and other payables	(181)	(95)
Net change in working capital	(111)	(280)
Interest received	63	66
Interest paid	(29)	(28)
Income taxes paid	(17)	(6)
Net cash provided by operating activities	$947	$762

INVESTING ACTIVITIES
Purchases of property, plant and equipment and intangible assets	(723)	(325)
Acquisitions, net of cash acquired	(440)	(19)
Proceeds from sale of property, plant and equipment and intangible assets	15	74
Purchases of equity securities	(5)	(68)
Purchases of marketable securities	(978)	(785)
Proceeds from sale of marketable securities	292	75
Proceeds from maturities of marketable securities	644	626
Other investing activities	25	4
Net cash used in investing activities	$(1,170)	$(418)

FINANCING ACTIVITIES
Net proceeds from borrowings	—	14
Purchase of treasury stock	(400)	—
Repayments of debt and lease obligations	(65)	(783)
Proceeds from issuance of equity instruments, net of taxes paid	(33)	17
Net cash used in financing activities	$(498)	$(752)
Effect of exchange rate changes on cash and cash equivalents	(1)	6
Net increase (decrease) in cash and cash equivalents	$(722)	$(402)
Cash and cash equivalents at the beginning of the period	1,809	2,192
Cash and cash equivalents at the end of the period	$1,087	$1,790

See accompanying notes to the interim condensed consolidated financial statements

GLOBALFOUNDRIES Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the Six Months Ended June 30, 2026 and 2025
(Unaudited, in millions)

	Equity Attributable to Shareholders of GLOBALFOUNDRIES Inc.
	Ordinary Shares		Additional Paid-In Capital	Accumulated Deficit	Hedging Reserve	Foreign Currency Translation and Investments Reserves	Total	Non-Controlling Interests	Total Equity
	Shares	Amount

December 31, 2024	553	$11	$24,014	$(13,266)	$19	$(2)	$10,776	$48	$10,824
Proceeds from issuance of equity instruments, net of withholding taxes	2	—	(12)	—	—	—	(12)	—	(12)
Share-based compensation	—	—	94	—	—	—	94	—	94
Net income	—	—	—	438	—	—	438	1	439
Other comprehensive income	—	—	—	—	106	13	119	4	123
June 30, 2025	555	$11	$24,096	$(12,828)	$125	$11	$11,415	$53	$11,468

December 31, 2025	556	$11	$24,220	$(12,381)	$65	$13	$11,928	$55	$11,983
Proceeds from issuance of equity instruments, net of withholding taxes	3	—	(22)	—	—	—	(22)	—	(22)
Treasury shares	(10)	—	(400)	—	—	—	(400)	—	(400)
Share-based compensation	—	—	128	—	—	—	128	—	128
Dividends declared ($0.12 per share)	—	—	—	(66)	—	—	(66)	—	(66)
Net income	—	—	—	269	—	—	269	2	271
Other comprehensive income (loss)	—	—	—	—	(5)	(14)	(19)	(1)	(20)
June 30, 2026	549	$11	$23,926	$(12,178)	$60	$(1)	$11,818	$56	$11,874
See accompanying notes to the interim condensed consolidated financial statements

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise indicated)
Note 1. Corporate Information
Company Operations
GLOBALFOUNDRIES Inc. (“GlobalFoundries”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The address of GlobalFoundries’ registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.
GLOBALFOUNDRIES Inc. (“we,” “GF,” or the “Company”) is one of the world’s leading manufacturers of semiconductors the world relies on to live, work and connect, enabling the scaling of Artificial Intelligence ("AI") in the cloud, and the transition of AI into the physical world. We manufacture differentiated, essential integrated circuits (“ICs”) that are used in billions of electronic devices across various industries.
Note 2. Basis of Presentation, Summary of Material Accounting Policies and Critical Judgments, Estimates and Assumptions
Statement of Compliance — The interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"). Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the IASB, have been omitted or condensed. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in GlobalFoundries' Annual Report on Form 20-F for the year ended December 31, 2025. The interim financial statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2025 audited consolidated financial statements.
The interim financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IAS 34 as issued by the IASB.
The interim financial statements were approved and authorized to be issued by the Audit, Risk and Compliance Committee of GlobalFoundries’ Board of Directors on August 05, 2026, and subsequent events have been evaluated for their potential effect on the interim financial statements through August 05, 2026.
Summary of Material Accounting Policies and Critical Judgments, Estimates and Assumptions — The summary of material accounting policies and critical judgments, estimates and assumptions adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company's annual audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2025.
Recent Accounting Pronouncements, Adopted:
The Company adopted the following amended IFRS standards, effective January 1, 2026.
Classification and Measurement of Financial Instruments (Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures) – The amendments clarify the requirements for the timing of recognition and derecognition of financial assets and liabilities. The amendments also add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion for financial assets that do not relate to basic lending risks, and add new disclosures for certain instruments with contractual terms that can change cash flows based on contingent events. The adoption of these amendments did not result in a material impact to the Company’s consolidated financial statements.
Annual Improvements to IFRS Accounting Standards – Volume 11 – These narrow-scope amendments relate to clarifications, simplifications, corrections or changes to improve consistency in the following IFRS standards: IFRS 7, Financial Instruments: Disclosures, IFRS 9, Financial Instruments, IFRS 10, Consolidated Financial Statements and IAS 7, Statement of Cash Flows. The adoption of these amendments did not result in a material impact to the Company’s consolidated financial statements.
Contracts Referencing Nature-dependent Electricity – Amendment to IFRS 9 and IFRS 7 – These amendments include clarifying the application of the own-use requirements for nature-dependent electricity contracts, permitting hedge accounting if these contracts are used as hedging instruments and adding new disclosure requirements to enable investors to understand the effect of these contracts on the Company’s financial performance and cash flows. The adoption of these standards, including disclosures that will be made when certain plants commence commercial operations, did not result in a material impact to the Company's consolidated financial statements.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise indicated)
Recent Accounting Pronouncements, Not Adopted:
The Company has not adopted the following new, revised or amended IFRS standards that have been issued by the IASB that are not yet effective:
IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18") — This new standard will replace IAS 1, Presentation of Financial Statements ("IAS 1"). The key concepts in IFRS 18 relate to the structure of the statement of profit and loss, required disclosures in the financial statements for certain management-defined performance measures and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.
•IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit and loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.
•It also requires disclosure of management-defined performance measures and subtotals of income and expenses and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.
•In addition, narrow-scope amendments have been made to IAS 7, Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows. In addition, there are consequential amendments to several other standards.
The Company will adopt IFRS 18 effective January 1, 2027. Retrospective application is required, hence, the comparative information will be recast in accordance with IFRS 18. The Company is currently assessing the detailed implications of applying the new standard on the consolidated financial statements.
•Although the adoption of IFRS 18 has no impact on the Company’s net income, the Company expects that grouping items of income and expenses into the new categories may impact how operating profit is calculated and reported. For example, items currently in “Other income (expense), net” would be reclassified to “Other operating expenses”, “Other investing expenses” and “Other financing expenses” lines.
•The Company does not expect a significant change in the information currently disclosed in the notes to the consolidated financial statements because the requirement to disclose material information remains unchanged. However, the way in which information is grouped may be changed and the new disclosure of management-defined performance measures is required.
•For the first annual period of application of IFRS 18, disclosures are required for a reconciliation for each line item in the consolidated statement of operations between the stated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1.
As of the date the accompanying financial statements were authorized for issue, the Company continues to evaluate the impact on its consolidated financial position and performance as a result of the initial adoption of the aforementioned standards or interpretations and related applicable periods.
Fair Value Option in Measuring Investment in Associate or Joint Venture - Amendments to IAS 28 — These amendments clarify the scope of entities that may elect to measure investments in associates and joint ventures at fair value through profit or loss, rather than applying the equity method. The fair value option is available to entities whose main business activity is investing in particular types of assets. The amendments are effective when IFRS 18 is adopted. The Company does not expect these amendments to have a material impact to the Company’s consolidated financial statements.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise indicated)
Note 3. Net Revenue
The following table presents the Company’s revenue disaggregated based on revenue source, timing of revenue recognition and the end markets that we serve, for the three and six month periods ended June 30, 2026 and 2025. The Company believes these categories best depict the nature and timing of revenue:

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Type of goods and services:(1)
Manufacturing Services	$1,585	$1,522	$3,010	$2,919
Technology Services	201	166	410	354
Total	$1,786	$1,688	$3,420	$3,273

Timing of revenue recognition:
Revenue recognized over time	$153	$113	$317	$251
Revenue recognized at a point in time	1,633	1,575	3,103	3,022
Total	$1,786	$1,688	$3,420	$3,273

End Markets:
Smart Mobile Devices	$644	$683	$1,202	$1,269
Communications Infrastructure & Datacenter	277	171	507	345
Home and Industrial IoT	331	300	586	628
Automotive	333	368	715	677
Technology Services	201	166	410	354
Total	$1,786	$1,688	$3,420	$3,273
(1)    Effective January 1, 2026, the Company updated the terminology used to describe revenue categories. Revenue previously presented as "Wafer revenue" and "Non-wafer revenue" is now presented as "Manufacturing Services" and "Technology Services," respectively. Manufacturing Services include volume production and sales of finished semiconductor products. Technology Services include non-recurring engineering services, mask production, process qualification, post-fabrication services such as bump, test and packaging, and revenue from intellectual property licenses, related royalties and other items. We believe these categories better reflect the depth and breadth of our business model today. This change in presentation does not impact the composition of revenue, total revenue reported or revenue recognition policies. Prior periods have been conformed to the current period presentation.
Note 4. Business Combination
Acquisition of Synopsys, Inc.’s (“Synopsys”) ARC Processor IP Solutions business – On June 1, 2026, the Company completed its acquisition of Synopsys’ ARC Processor IP Solutions business and a team of engineers and designers. This strategic acquisition builds on the differentiated capabilities the Company gained through the MIPS acquisition by expanding our RISC-V and custom processor IP portfolio and software tools and accelerates time-to-market for custom silicon solutions.

Details of the purchase consideration:

(in millions)	Amount
Cash	$440
Contingent consideration	4
Replacement share-based payment awards	11
Total purchase consideration	$455
The fair value of consideration transferred was determined by the Company with the assistance of an independent appraiser as part of the purchase price allocation.

Assets acquired and liabilities assumed at the date of acquisition are as follows:

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise indicated)

(in millions)	Fair value
Assets
Current assets	$5
Other noncurrent assets	20
Developed technology	68
In-process research and development	28
Customer relationships	145
Liabilities
Trade payables and other current liabilities	(19)
Other noncurrent liabilities	(6)
Net identifiable assets acquired	$241
Add: Goodwill(1)	$214
Net assets acquired	$455
(1)    Goodwill is mainly attributable to the workforce, synergies, and expected future growth potential from access to new markets. Goodwill recognized is expected to be deductible for income tax purposes.

The fair value of certain identifiable assets and liabilities relating to deferred revenue and deferred tax assets have been determined provisionally and are subject to adjustments as we obtain additional information. Any adjustments to the purchase price allocation will be made as soon as practicable, but no later than one year from the acquisition date.

The valuation of acquired intangible assets consisting of the developed technology, in-process research and development (“IPR&D”), and customer relationships were determined based on management’s estimates and consultation with an independent appraiser. The fair value of developed technology and IPR&D were estimated using the relief from royalty method, while the customer relationships were measured at fair value using the multiperiod excess earnings method. The valuation of the intangible assets required management to make significant estimates and assumptions, which included the expected revenue growth rates and EBITDA margin, customer attrition rates, royalty rates and discount rates applied to future cash flows.

Acquisition of Advanced Micro Foundry Pte. Ltd. – On November 18, 2025, the Company completed its acquisition of Advanced Micro Foundry Pte. Ltd. (“AMF”). AMF is a pioneering silicon photonics foundry based in Singapore. The acquisition is expected to enhance the Company’s scale, differentiation and customer base in silicon photonics and optical networking.
The total purchase consideration was $453 million in cash paid on the closing date. The Company engaged an independent appraiser to assist in determining the fair values of the acquired assets and assumed liabilities as part of the purchase price allocation.

Assets acquired and liabilities assumed at the date of acquisition are as follows:

(in millions)	Fair value
Assets
Current assets	$87
Other noncurrent assets	36
Developed technology	74
In-process research and development	63
Customer relationships	66
Liabilities
Trade payables and other current liabilities	(17)
Other noncurrent liabilities	(30)
Net identifiable assets acquired	$279
Add: Goodwill(1)	$174
Net assets acquired	$453
(1)    Goodwill is mainly attributable to the workforce, synergies, and expected future growth potential from access to new markets. Goodwill recognized will not be deductible for income tax purposes.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise indicated)
The fair value of certain identifiable assets and liabilities relating to working capital adjustments and deferred tax liabilities have been determined provisionally and are subject to adjustments as we obtain additional information. Any adjustments to the purchase price allocation will be made as soon as practicable, but no later than one year from the acquisition date.
The valuation of acquired intangible assets consisting of the developed technology, in-process research and development (“IPR&D”) and customer relationships were determined based on management’s estimates and consultation with an independent appraiser. The fair value of developed technology and IPR&D was estimated using the relief from royalty method, while the customer relationships were measured at fair value using the multiperiod excess earnings method. The valuation of the intangible assets required management to make significant estimates and assumptions, which included the future cash flows, expected revenue growth rates, royalty rates, technology migration curve and discount rate applied to future cash flows.
Acquisition of MIPS Holdings Inc.– On August 13, 2025, the Company completed its acquisition of MIPS Holdings Inc. ("MIPS"). MIPS is a leading provider of computing subsystems for autonomous platforms serving the automotive, industrial, and embedded markets. The acquisition is expected to expand the Company’s portfolio of customizable intellectual property (“IP”) offerings and enhance the Company's ability to differentiate its process technologies through advanced IP and software capabilities.
Details of the purchase consideration:

(in millions)	Amount
Cash	$215
Replacement share-based payment awards	11
Total purchase consideration	$226
The fair value of consideration transferred was determined by the Company with the assistance of an independent appraiser as part of the purchase price allocation.

Assets acquired and liabilities assumed at the date of acquisition are as follows:

(in millions)	Fair value
Assets
Current assets	$13
Other noncurrent assets	13
Developed technology	39
In-process research and development	44
Customer relationships	49
Liabilities
Trade payables and other current liabilities	(20)
Other noncurrent liabilities	(11)
Net identifiable assets acquired	$127
Add: Goodwill(1)	$99
Net assets acquired	$226
(1)    Goodwill is mainly attributable to the workforce, synergies, and expected future growth potential from access to new markets. Goodwill recognized will not be deductible for income tax purposes. The Company recorded tax remeasurement adjustments of $8 million against goodwill as of June 30, 2026.

The fair values of certain identifiable assets and liabilities relating to working capital adjustments and deferred tax liabilities have been determined provisionally and are subject to adjustments as we obtain additional information. Any adjustments to the purchase price allocation will be made as soon as practicable, but no later than one year from the acquisition date.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise indicated)
The valuation of acquired intangible assets consisting of the developed technology, IPR&D and customer relationships were determined based on management’s estimates and consultation with an independent appraiser. The fair value of the developed technology and the IPR&D was estimated using the relief from royalty method, while the customer relationships were fair valued using the multiperiod excess earnings method. The valuation of the intangible assets required management to make significant estimates and assumptions, which included the future cash flows, expected revenue growth rates, royalty rates, technology migration curve and discount rate applied to future cash flows.
Other business combinations – Silicon Manufacturing Partners Pte Ltd (“SMP”) was a joint venture between Avago Technologies International Sales Pte. Limited (“Avago Singapore”) and GLOBALFOUNDRIES Singapore Pte. Ltd. (“GlobalFoundries Singapore”). As of December 31, 2024, we held a 49% interest in SMP and managed all aspects of its manufacturing operations. On January 2, 2025, we acquired the remaining 51% of the shares in the share capital of SMP from Avago Singapore, thereby making SMP a wholly-owned subsidiary of GlobalFoundries. Total purchase price consideration of $64 million was allocated to the fair values of net assets acquired and resulted in the recognition of $37 million goodwill and the derecognition of the existing investment in the joint venture.
On November 14, 2025, the Company completed its acquisition of InfiniLink Inc. (“InfiniLink”) for $48 million. InfiniLink specializes in advanced optical data connectivity chips intended for hyper-scale data centers and enterprises. The acquisition is expected to enhance the Company’s in-house design capabilities and further strengthen competitiveness in optics. We recognized goodwill, other intangible assets and deferred tax liabilities of $29 million, $30 million and $11 million, respectively, based on the preliminary allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed.
Note 5. Income taxes
For tax reporting purposes, the Company consolidates its entities under GLOBALFOUNDRIES Inc., a Cayman Islands entity. As a Cayman Islands entity, the Company’s domestic statutory income tax rate is 0.0%. The difference between the Company’s domestic statutory income tax rate and its effective income tax rate reflected in income tax benefit or income tax expense is primarily due to the effect of tax rates and permanent differences in other jurisdictions in which the Company operates. Applicable to tax years beginning in 2025, the Company's effective tax rate is not currently materially impacted by Pillar Two minimum top-up taxes but may be in the future.
The effective tax rate was 14.8% and (3.2)% for the three months ended June 30, 2026 and 2025, respectively, and was 28.9% and (5.5)% for the six months ended June 30, 2026 and 2025, respectively. The increase was primarily the result of tax expense related to exchange rate differences on the basis of certain non-monetary assets in Germany.
Note 6. Earnings Per Share
Basic earnings per share ("EPS") is based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding during the period, assuming the issuance of common shares for all potentially dilutive common shares outstanding.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise indicated)
The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Numerator
Net income attributable to equity shareholders of the Company	$166	$228	$269	$438

Denominator
Basic weighted average ordinary shares outstanding	549	555	552	554
Effect of potentially dilutive shares from employee equity plans	7	2	6	3
Diluted weighted average ordinary shares outstanding	556	557	558	557

Total basic and diluted EPS attributable to equity shareholders:
Basic	$0.30	$0.41	$0.49	$0.79
Diluted	$0.30	$0.41	$0.48	$0.79

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise indicated)
Note 7. Property, Plant and Equipment

	Land and Land Improvements	Buildings and Leasehold Improvements	Equipment	Computers	Construction in Progress	Total
Cost
As of December 31, 2025	$92	$7,797	$24,387	$465	$480	$33,221
Additions	—	2	5	1	378	386
Acquisitions and other	—	(1)	2	1	—	2
Transfers from construction in progress	—	33	144	1	(178)	—
Disposals	—	(2)	(98)	(2)	—	(102)
Effect of exchange rate changes	—	(2)	(11)	—	—	(13)
As of June 30, 2026	$92	$7,827	$24,429	$466	$680	$33,494

Accumulated Depreciation and Impairment
As of December 31, 2025	$32	$5,256	$20,261	$439	$10	$25,998
Additions	1	116	383	7	—	507
Disposals	—	(2)	(96)	(2)	—	(100)
Effect of exchange rate changes	—	(1)	(8)	—	—	(9)
As of June 30, 2026	$33	$5,369	$20,540	$444	$10	$26,396
Net book value as of June 30, 2026	$59	$2,458	$3,889	$22	$670	$7,098
For the three months ended June 30, 2026 and 2025, depreciation expense of property, plant and equipment was $255 million and $292 million, respectively. For the six months ended June 30, 2026 and 2025, depreciation expense was $507 million and $602 million, respectively.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise indicated)
Note 8. Receivables, Prepayments and Other Assets

	June 30, 2026	December 31, 2025
Current:
Trade receivables, other than related parties	$780	$1,041
Other receivables	289	254
Unbilled accounts receivable(1)	96	63
Receivables from government grants	293	167
Other current financial assets	31	53
Total	$1,489	$1,578
Non-current:
Unbilled accounts receivable(1)	$12	$18
Advances to suppliers	155	173
Receivables from government grants	234	100
Equity investments	112	101
Other	107	106
Total	$620	$498
(1) Unbilled accounts receivable represents amounts recognized on revenue contracts less associated advances and progress billings. These amounts will be billed in accordance with the agreed-upon contractual terms or rendering services.
The following table summarizes the activity in the Company’s unbilled accounts receivable for the six months ended June 30, 2026 and for the twelve months ended December 31, 2025, respectively:

	June 30, 2026	December 31, 2025
Balance, beginning of period	$81	$38
Revenue recognized during the period	110	177
Amounts invoiced	(88)	(135)
Other	5	1
Balance, end of period	$108	$81
Note 9. Inventories
Inventories consist of the following:

	June 30, 2026	December 31, 2025
Work in progress and others	$1,136	$1,018
Raw materials and supplies	626	649
Inventory reserves	(140)	(90)
Total	$1,622	$1,577
For the three months ended June 30, 2026 and 2025, the Company recognized $13 million and $6 million, respectively, within cost of revenue to write down certain inventories to their estimated net realizable value.
For the six months ended June 30, 2026 and 2025, the Company recognized $74 million and $23 million, respectively, within cost of revenue to write down certain inventories to their estimated net realizable value.
There were no significant reversals of any write-down of inventories.
Note 10. Leases
The Company has various lease agreements for certain of its offices, facilities and equipment, with a weighted average remaining lease term of 13.2 years and weighted average discount rate of 4.4% as of June 30, 2026. Leases may include one or more options to renew. Renewal terms are not included in the determination of the lease term unless the renewals are deemed to be reasonably certain at the time of lease commencement. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. All leases were measured under a single criterion with the exception of those with terms not exceeding 12 months and low-value leases.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise indicated)
The following table outlines the carrying amounts of right-of-use assets:

	June 30, 2026	December 31, 2025
Land and improvements	$59	$60
Buildings, leasehold improvements and equipment	519	509
Total	$578	$569
The following table summarizes the depreciation of right-of-use assets:

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Land and improvements	$1	$1	$2	$2
Buildings, leasehold improvements and equipment	13	11	28	23
Total	$14	$12	$30	$25
For the three months ended June 30, 2026 and 2025 the net additions (reductions) to right-of-use assets were $(6) million and $9 million, respectively. The net reduction in the period was due to modification of certain leases resulting in a net decrease of $5 million in right of use assets and corresponding lease liabilities. For the six months ended June 30, 2026 and 2025, net additions (reductions) to right-of-use assets were $37 million and $22 million, respectively.
For the three months ended June 30, 2026 and 2025, interest expense was $7 million and $5 million, respectively. For the six months ended June 30, 2026 and 2025, interest expense was $13 million and $11 million, respectively.
For the six months ended June 30, 2026 and 2025, cash outflow for leases was $35 million and $56 million, respectively.
Note 11. Trade Payables and Other Liabilities

	June 30, 2026	December 31, 2025
Current:
Trade payables	$420	$491
Accrued expenses	518	452
Contract liabilities(1)	485	718
Advances and deposits	154	44
Payables for property, plant and equipment and intangible assets	222	335
Other(2)	251	173
Total	$2,050	$2,213
Non-current:
Payables for intangible assets	172	150
Contract liabilities(1)	469	512
Other(2)	281	200
Total	$922	$862
(1)Contract liabilities comprise contractual obligations for payments received in advance of the satisfaction of performance obligations for wafers, as well as NRE services.
(2)Other includes other financial liabilities due to related parties, deferred tax liabilities, current portion of deferred income from government grants and non-current advances and deposits.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions, except per share amounts or otherwise indicated)
The following table presents the activities in contract liabilities as of June 30, 2026 and December 31, 2025

	June 30, 2026	December 31, 2025
Beginning contract liabilities balance	$1,230	$1,584
Cash receipts in advance of satisfaction of performance obligations	99	782
Released to the consolidated statements of operations	(397)	(1,124)
Other(1)	22	(12)
Ending contract liabilities balance	$954	$1,230

Current	$485	$718
Non-current	469	512
Total	$954	$1,230
(1)Includes $21 million related to contract liabilities from the acquisition of Synopsys' ARC Processor IP Solutions business and $15 million related to the unbilled accounts receivable balance applied against the related contract liabilities for a certain customer's non-recurring engineering arrangement as of June 30, 2026 and December 31, 2025, respectively.

Note 12. Long Term Debt
The following table outlines the terms and carrying amounts of the Company’s debt:

Description	Currency	Nominal Interest Rate	Interest Payment Terms	Principal Payment Terms	Year of Maturity	June 30 2026	December 31 2025

2021 SGD EDB Loan	SGD	1.40%	Semi-Annual	Semi-Annual	2041	63	24
Various	EUR, USD	Various			2026-2032	35	62
Current total						$98	$86

2021 SGD EDB Loan	SGD	1.40%	Semi-Annual	Semi-Annual	2041	987	1,023
Various	EUR, USD	Various			2032	37	42
Non-current total						$1,024	$1,065
Total						$1,122	$1,151
The following table summarizes unutilized credit facilities available to the Company to maintain liquidity to fund operations:

	June 30, 2026	December 31, 2025

Revolving Credit Facility	$1,011	$1,011
Uncommitted Credit Facilities(1)	105	105
Total	$1,116	$1,116
(1) Credit facility made available to the Company, but the lender is not obligated to loan funds.
Assets pledged as security – Certain property, plant and equipment with a carrying amount of $2.6 billion have been pledged to secure borrowings under pledged agreements for the Company. The Company is not allowed to pledge these assets as security for other borrowings or to sell them outside normal course of business.
Note 13. Commitments and Contingencies
Commitments – The Company enters into several purchase agreements and supplementary agreements with its third-party manufacturers and suppliers for future deliveries of equipment and components. In addition, the Company enters into intellectual property and licensing agreements with third parties. The total future payments under these agreements amounted to $1,291 million as of June 30, 2026. Purchase commitments of $768 million are due within the next 12 months.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions except for per share amount and otherwise stated)
Additionally, the Company obtained letters of credit and bank guarantees to guarantee payments for utility suppliers, foreign statutory payroll related charges, and other purposes. The Company has obtained total facilities of $132 million as of June 30, 2026 and December 31, 2025.
Contingencies – From time to time, the Company is a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company, on a case by case basis, includes intellectual property indemnification provisions in the terms of sale and technology licenses with third parties. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include property, goods and services, and other non-income taxes. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to the interim financial statements.
The Company has determined that due to the complexity of calculation of the Advanced Manufacturing Investment Tax Credit ("AMITC") under the Internal Revenue Code Section 48D, and uncertainties regarding compliance with program conditions, it is probable that a portion of AMITC computed and claimed in the United States may be repayable. Management recorded its best estimate of the amount of the AMITC that may be repayable totaling $61 million as of June 30, 2026 which is included in other non-current liabilities on the Company's consolidated statements of financial position. The amount of the reserve may change depending on future assessments by tax authorities.
Note 14. Fair Value Measurements
The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
•Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities.
•Level 2: Inputs other than quoted prices in active markets in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar assets or liabilities that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
•Level 3: Unobservable inputs for which little or no market data exists, therefore requiring management judgment to develop the Company’s own models with estimates and assumptions.
Cash Equivalents – Cash equivalents include investments in government obligation-based money market funds, other money market instruments and interest-bearing deposits with initial or remaining terms of three months or less. The fair value of cash equivalents approximates its carrying value due to the short-term nature of these instruments.
Marketable Securities – Marketable securities utilizing Level 1 and Level 2 inputs include U.S. Treasury Securities, U.S. Government Sponsored Enterprises, floating rate securities, money market mutual funds, corporate debt instruments and other notes, bonds or debt securities issued by non-U.S. sovereign or multilateral entities, as these securities all have quoted prices in active markets.
Derivatives – Derivative contracts are classified within Level 2. The fair values of these contracts are determined using observable market inputs, including exchange rates, interest rates, commodity prices and maturity dates to generate pricing curves, which are used to value the positions. The market inputs are generally actively quoted and can be validated through external sources. For derivative positions with maturity dates which fall between the dates of quoted prices, interpolation of rate or maturity scenarios are used in determining fair values.
Equity Securities – Equity securities consist of non-marketable investments in private companies. As quoted market prices are not available, the fair value of these investments is determined using valuation techniques that incorporate significant unobservable inputs and accordingly, they are classified within Level 3 of the fair value hierarchy. These equity securities are measured through profit or loss, with changes in fair value recognized in earnings in the period in which they arise.

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions except for per share amount and otherwise stated)
The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis:

		Quoted Prices Identical Assets / Liabilities	Significant Other Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2025
Assets:
Cash equivalents(1)	$1,331	$1,331	$—	$—
Investments in marketable securities (2)	$2,181	$565	$1,616	$—
Derivatives(3)	$161	$—	$161	$—
Investments in equity securities(4)	$101	$—	$—	$101

Liabilities:
Derivatives(3)	$37	$—	$37	$—

June 30, 2026
Assets:
Cash equivalents(1)	$582	$582	$—	$—
Investments in marketable securities(2)	$2,216	$571	$1,645	$—
Derivatives(3)	$148	$—	$148	$—
Investments in equity securities(4)	$112	$—	$—	$112

Liabilities:
Derivatives(3)	$43	$—	$43	$—
(1) Included in cash and cash equivalents on the Company’s interim condensed consolidated statements of financial position.
(2)    Consists of investments in marketable debt securities such as government, agency, and corporate bonds. Included in current and non-current marketable securities on the Company's interim condensed consolidated statements of financial position.
(3)    Consists of foreign currency forward contracts, interest rate swaps, cross currency swaps and commodity swaps.
(4)    Included in current and non-current receivables, prepayments and other assets on the Company’s interim condensed consolidated statements of financial position
During the six months ended June 30, 2026 and 2025, there were no transfers between Level 1, Level 2 or Level 3 fair value measurements.
Assets Measured and Recorded at Fair Value on a Non-Recurring Basis
Certain assets such as investments in equity securities, intangible assets and property, plant and equipment, and other non-financial assets, are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period.
Financial Instruments Not Recorded at Fair Value on a Recurring Basis
Financial instruments not recorded at fair value on a recurring basis include grants receivable, loans receivable, lease obligations and the current and non-current portions of the Company’s long-term debt which are measured at amortized cost.
The following shows the carrying amounts and fair values of the Company’s financial liabilities at amortized cost ("FLAC") not recorded at fair value on a recurring basis. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	June 30, 2026		December 31, 2025
Financial Liabilities	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other long-term debt	1,122	1,073	1,151	1,156

GLOBALFOUNDRIES Inc.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, in millions except for per share amount and otherwise stated)
Estimated fair values of long-term debt are based on quoted prices for similar liabilities for which significant inputs are observable and represent a Level 2 valuation. The fair values are estimated based on the type of loan and maturity. The Company estimates the fair value using market interest rates for debts with similar maturities.
Note 15. Equity
On February 11, 2026, the Company announced that its Board of Directors approved a share repurchase authorization of up to $500 million of its ordinary shares. Under the repurchase authorization, GF may purchase its ordinary shares on a discretionary basis from time to time through open market repurchases, in privately negotiated transactions, through purchases made in compliance with Rule 10b-18 and/or Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or other means. The actual timing and amount of any share repurchases remains subject to a variety of factors, including share price, trading volume, market conditions, compliance with applicable legal requirements, and other general business considerations. The authorization does not require GF to repurchase any specific number of ordinary shares. The authorization is valid for an initial period of 12 months and may be modified, suspended or terminated at any time.
On March 13, 2026 the Company repurchased 7.3 million ordinary shares from Mubadala Technology Investment Company ("MTIC"), a majority shareholder, at the price of $40.85 per share, for an aggregate purchase amount of $300 million under our share repurchase authorization.
During the six months ended June 30, 2026, the Company repurchased an additional 2.3 million ordinary shares for $100 million for a weighted average price of $43.88 in open market transactions.
As of June 30, 2026, approximately $100 million of ordinary shares remained authorized for repurchase under our share repurchase authorization.

GLOBALFOUNDRIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Forward-looking Statements
This document includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track" and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by geopolitical conditions such as the ongoing political and trade tensions with China and the continuation of conflicts in the Middle East and Ukraine; ongoing political developments in the United States, and in particular, any political and policy-related changes that may impact our industry and the market generally, such as the imposition of trade controls, tariffs and counter-tariffs between the United States and its trade partners and new legislation; the market for our products may develop or recover more slowly than expected or than it has in the past; we may fail to achieve the full benefits of our strategic optimization efforts; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could result in a system disruption, loss of data or damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; global economic conditions could deteriorate, including due to rising inflation and any potential recession; the expected benefits of our announced partnerships may fail to materialize; and we may fail to achieve the anticipated results or benefits from funding received (including awards under the U.S. CHIPS and Science Act and New York State Green CHIPS) and our expected results and planned or further expansions and operations may not proceed as planned if funding we expect to receive is delayed or withheld for any reason. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.
Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assume responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2025 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission (SEC). Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

GLOBALFOUNDRIES INC.
OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
Overview
GLOBALFOUNDRIES Inc. (“we,” “GF,” or the “Company”) is one of the world’s leading manufacturers of semiconductors the world relies on to live, work and connect, enabling the scaling of Artificial Intelligence ("AI") in the cloud, and the transition of AI into the physical world. We manufacture differentiated, essential integrated circuits (“ICs”) that are used in billions of electronic devices across various industries. Our specialized manufacturing processes, extensive library of qualified circuit-building block designs (known as IP titles or IP blocks), and advanced transistor and device technology allow us to serve a wide range of customers, including the global leaders in IC design. We deliver optimized solutions for critical applications that drive key secular growth end markets, ensuring that our products meet stringent requirements for functionality, performance and power efficiency.
Our technology portfolio spans differentiated, essential chip technologies including digital, analog, mixed-signal, RF, ultra-low power and embedded memory enabling the connected, secure and intelligent systems that power the digital world. To address the varied needs of our customers, we invest in a broad portfolio, including ultra-low power and feature-rich CMOS, RF, power, optical networking, advanced packaging, software and IP. Our core technologies such as FinFET, FD-SOI (“FDX™”), RF-SOI, SiGe, RF GaN, BCD and high-voltage BCD, power GaN and silicon photonics deliver the performance, efficiency and integration needed to support next-generation applications in connectivity, power management and high-speed data processing.
Revenue Sources
The principal source of our revenue is derived from Manufacturing Services primarily through volume production and sales of finished semiconductor products. This accounted for approximately 89% and 88% of our net revenue for the three and six months ended June 30, 2026 and 2025, respectively. The remaining portion of net revenue is generated from Technology Services, including non-recurring engineering services, mask production, process qualification, post-fabrication services such as bump, test and packaging and revenue from software, intellectual property licenses, related royalties and other items.
Market Dynamics and Strategic Focus
The industry remained subject to volatility due to uncertainties in global trade policy, geopolitical events and the macroeconomic environment. These factors led to incremental caution and uncertainty in the demand outlook, particularly for consumer-centric end markets. In addition, recent global events highlighted the semiconductor industry's vulnerability to materials available and energy supply. GlobalFoundries' diverse supply chain and resilient sourcing largely insulated it from these impacts. The Company continues to monitor and adapt to changes in key macroeconomic indicators, including inflation, interest rates, and GDP growth. The Company remains focused on executing its strategic priorities, including but not limited to: 1) deepening customer and ecosystem relationships, 2) achieving operational scale and efficiencies across our manufacturing footprint, 3) pursuing continuous improvement in cost optimization and 4) investing in a diversified and differentiated technology portfolio.
Components of Results of Operations
Net Revenue
Effective January 1, 2026, the Company updated the terminology used to describe revenue categories. Revenue previously presented as "Wafer revenue" and "Non-wafer revenue" is now presented as "Manufacturing Services" and "Technology Services," respectively. Manufacturing Services include volume production and sales of finished semiconductor products. Technology Services include non-recurring engineering services, mask production, process qualification, post-fabrication services such as bump, test and packaging, and revenue from intellectual property licenses, related royalties and other items. We believe these categories better reflect the depth and breadth of our business model today,
This change in presentation does not impact the composition of revenue, total revenue reported or revenue recognition policies. Prior period amounts presented have been conformed to the current period presentation.

GLOBALFOUNDRIES INC.
Cost of Revenue
Cost of revenue consists primarily of material expenses, depreciation and amortization, employee-related expenses, restructuring expenses, facility costs and costs of fixed assets, including maintenance and spare parts. Material expenses primarily include the costs of raw wafers, test wafers, photomasks, resists, process gases, process chemicals, other operating supplies and external service costs for wafer manufacturing. Costs related to NRE services are also included within the cost of revenue. As it pertains to inflation and inflationary headwinds we are facing within our business, we have experienced an increase in costs for materials and energy, and we expect these increases to continue to have an adverse impact on our financial results of operations while these economic conditions persist.
Depreciation and amortization charges primarily include the depreciation of clean room production equipment. Commencement of depreciation related to construction in progress and property, plant and equipment involves determining when the assets are available for their intended use. Employee-related expenses primarily include employee wages and salaries, social security contributions and benefit costs for operators, maintenance technicians, process engineers, supply chain, IT production, yield improvement and health and safety roles. Facility costs primarily consist of the costs of electricity, water and other utilities and services.
Operating Expenses
Our operating expenses consist of research and development ("R&D"), selling, general and administrative expenses (“SG&A”), and restructuring charges. Personnel costs are the most significant component of our operating expenses, and consist of salaries, benefits, bonuses, share-based compensation and commissions.
Research and Development
Our R&D efforts are focused on developing highly differentiated process technologies and solutions. Our R&D expenses include personnel costs, material costs, software license and intellectual property expenses, facility costs, supplies, professional and consulting fees, and depreciation on equipment used in R&D activities. Our development roadmap includes new platform investments, platform features and extensions, and investments in emerging technology capabilities and solutions. We expense R&D costs as incurred. We believe that continued investment in our technology portfolio is important for our future growth and acquisition of new customers. Based on our current business activities, we expect our R&D as a percentage of revenue to increase as we integrate the acquisition of MIPS and Synopsys' ARC Processor IP Solutions business.
Selling, General and Administrative and other
SG&A and other expenses consist primarily of personnel-related costs, including sales commissions to independent sales representatives and professional fees, including costs of accounting, audit, legal, regulatory and tax compliance. Additionally, costs related to advertising, trade shows, corporate marketing, certain contract cancellation fees, gains and losses on tool sales, withholding taxes and allocated overhead costs are also included in SG&A and other expenses. We expect our SG&A and other as a percentage of revenue to be relatively stable over time as expenses grow in line with increased revenue.
Other Operating Charges
Finance Income (Expense), net
Finance income (expense), net consists of interest earned on our cash and cash equivalents and marketable securities, net of any interest expense on borrowings, amortization of debt issuance costs under our term loans, revolving credit facility, finance leases and other credit facilities we maintain with various financial institutions.
Other Income (Expense), net
Other income (expense), net consists of our share of profit of our joint venture, one-time gains and losses, and other miscellaneous income and expense items unrelated to our core operations. Included are gains and losses relating to hedging activities.
Income Tax Expense (Benefit)
Income tax expense consists primarily of income taxes in jurisdictions in which we conduct business, which mainly include Germany, Singapore and the U.S. federal and state income taxes.

GLOBALFOUNDRIES INC.
A. Results of Operations
Comparison of Three and Six months ended June 30, 2026 and 2025 (in millions).
The following table sets forth our consolidated statements of operations data for the periods indicated:

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Net revenue	$1,786	$1,688	$3,420	$3,273
Cost of revenue	1,281	1,280	2,464	2,510
Gross profit	505	408	956	763
Research and development expenses	174	134	306	261
Selling, general and administrative expenses and other	157	78	296	155
Operating expenses	331	212	602	416
Income from operations	174	196	354	347
Finance income (expense), net	9	17	24	31
Other income (expense), net	13	8	3	38
Income before income taxes	196	221	381	416
Income tax (expense) benefit	(29)	7	(110)	23
Net income	$167	$228	$271	$439
Net Revenue

	Three Months Ended June 30				Six Months Ended June 30
	2026	2025	Change	% Change	2026	2025	Change	% Change

Net revenue	$1,786	$1,688	$98	5.8%	$3,420	$3,273	$147	4.5%
Net revenue increased by $98 million, or 5.8%, for the three months ended June 30, 2026, compared to the three months ended June 30, 2025. The increase was primarily driven by a 7.6% increase in wafer shipment volumes to 625 thousand (300mm equivalent), and by higher Technology Services revenue, which increased 21.1% year-over-year. This was partially offset by a 3.3% year-over-year decrease in blended corporate average selling price ("ASP"), reflecting customer demand patterns within certain end markets.
Net revenue increased by $147 million, or 4.5%, for the six months ended June 30, 2026, compared to the six months ended June 30, 2025. The increase was primarily driven by a 7.1% increase in wafer shipment volumes to 1,204 thousand (300mm equivalent), and by higher Technology Services revenue, which increased 15.8% year-over-year. This was partially offset by a 3.8% year-over-year decrease in blended corporate ASP, reflecting customer demand patterns within certain end markets.

End Markets:	Three Months Ended June 30				Six Months Ended June 30
	2026	2025	Change	% Change	2026	2025	Change	% Change

Smart Mobile Devices	$644	$683	$(39)	(5.7)%	$1,202	$1,269	$(67)	(5.3)%
Communications Infrastructure & Datacenter	277	171	106	62.0%	507	345	162	47.0%
Home and Industrial IoT	331	300	31	10.3%	586	628	(42)	(6.7)%
Automotive	333	368	(35)	(9.5)%	715	677	38	5.6%
Technology Services	201	166	35	21.1%	410	354	56	15.8%
Total	$1,786	$1,688	$98	5.8%	$3,420	$3,273	$147	4.5%

GLOBALFOUNDRIES INC.
Manufacturing Services revenue increased in two of our four end markets for the three months ended June 30, 2026, compared to the three months ended June 30, 2025. Communications, Infrastructure & Datacenter increased 62.0%, primarily driven by growth in data center networking applications utilizing silicon photonic ("SiPh") and silicon germanium ("SiGe") technologies. Home and Industrial IoT increased 10.3%, reflecting growth across multiple product categories, including sensing and display, connectivity and tracking.
Automotive end market declined 9.5%, primarily due to a specific customer-led shift in shipment timing from the second quarter to the second half of the year, offset by continued share gains and content expansion across automotive power, smart sensors and networking. Smart Mobile Devices declined 5.7%, primarily reflecting memory price-driven weakness in the smartphone market.
Technology Services revenue increased 21.1% for the three months ended June 30, 2026 compared to the three months ended June 30, 2025. The increase was driven by stronger engineering services, royalty revenue and reticle revenue.
Manufacturing Services revenue increased in two of our four end markets for the six months ended June 30, 2026, compared to the six months ended June 30, 2025. Communications, Infrastructure & Datacenter revenue increased 47.0% year-over-year, primarily driven by growth in data center networking applications utilizing SiPh and SiGe technologies. Automotive revenue increased by 5.6%, reflecting continued share gains and content expansion across several applications.
Home and Industrial IoT declined 6.7%, primarily due to weakness in consumer-related applications such as personal computing, partially offset by growth in applications across connectivity, tracking, sensing, and display. Smart Mobile Devices revenue decreased 5.3%, primarily reflecting memory price-driven weakness in the smartphone market.
Technology Services revenue increased 15.8% year-over-year, driven by stronger engineering services, royalty revenue and reticle revenue.
Cost of Revenue

	Three Months Ended June 30				Six Months Ended June 30
	2026	2025	Change	% Change	2026	2025	Change	% Change

Cost of revenue	$1,281	$1,280	$1	0.1%	2,464	2,510	$(46)	(1.8)%
Gross margin	28.3%	24.2%	+410bps		28.0%	23.3%	+470bps
Cost of revenue increased $1 million, or 0.1%, for the three months ended June 30, 2026 compared to the three months ended June 30, 2025. Despite a 7.6% increase in shipments, cost of revenue remained largely unchanged year-over-year, primarily due to more favorable fixed-cost absorption, manufacturing productivity improvements, and cost savings initiatives.
Gross margin increased to 28.3% for the three months ended June 30, 2026 from 24.2% for the three months ended June 30, 2025. The 410 basis point year-over-year increase was primarily driven by more favorable product mix, lower depreciation and amortization expense and improved fixed-cost absorption, partially offset by lower customer underutilization payments.
Cost of revenue decreased by $46 million, or (1.8)%, for the six months ended June 30, 2026 compared to the six months ended June 30, 2025. Despite a 7.1% increase in shipments, cost of revenue decreased year-over-year due to lower depreciation and amortization expense, more favorable fixed-cost absorption, manufacturing productivity improvements, and cost savings initiatives.
Gross margin increased to 28.0% for the six months ended June 30, 2026 from 23.3% for the six months ended June 30, 2025. The 470 basis point year-over-year increase was primarily driven by more favorable product mix, lower depreciation and amortization expense and improved fixed-cost absorption, partially offset by lower customer underutilization payments and higher share-based compensation expense.

GLOBALFOUNDRIES INC.
Operating Expenses
Research and Development Expenses

	Three Months Ended June 30				Six Months Ended June 30
	2026	2025	Change	% Change	2026	2025	Change	% Change

Research and development expenses	$174	$134	$40	29.9%	$306	$261	$45	17.2%
As a % of revenue	9.7%	7.9%			8.9%	8.0%
R&D expense increased by $40 million, or 29.9%, for the three months ended June 30, 2026 compared to the three months ended June 30, 2025. The increase was primarily attributable to the recent acquisitions of MIPS as well as Synopsys' ARC Processor IP Solutions business, which added more R&D capabilities and expanded the Company's R&D workforce. As a result, employee-related expenses increased by $24 million reflecting a 61% increase in headcount. Share-based compensation increased by $17 million partially driven by higher employer social charges associated with employee equity awards resulting from increases in the Company's share price as well as the impact of new awards granted during the period.
R&D expense increased by $45 million, or 17.2%, for the six months ended June 30, 2026 compared to the six months ended June 30, 2025. The increase was primarily attributable to the recent acquisitions of MIPS as well as Synopsys' ARC Processor IP Solutions business, which added more R&D capabilities and expanded the Company's R&D workforce. As a result, employee-related expenses increased by $36 million reflecting a 61% increase in headcount. Share-based compensation increased by $25 million partially driven by higher employer social charges associated with employee equity awards resulting from increases in the Company's share price as well as the impact of new awards granted during the period. These increases were partially offset by $17 million lower miscellaneous non-labor R&D spend.
Selling, General and Administrative Expenses and Other

	Three Months Ended June 30				Six Months Ended June 30
	2026	2025	Change	% Change	2026	2025	Change	% Change
Selling, general and administrative expenses	$157	$78	$79	101.3%	$296	$155	$141	91.0%
As a % of revenue	8.8%	4.6%			8.7%	4.7%
SG&A expenses increased by $79 million, or 101.3%, for the three months ended June 30, 2026 compared to the three months ended June 30, 2025. The increase was driven by $29 million lower tool sales gains as well as costs associated with the recent acquisitions of MIPS as well as Synopsys' ARC Processor IP Solutions business, including $20 million of higher employee-related expenses, driven by an 18% increase in headcount and $18 million higher professional services expense.
SG&A expenses increased by $141 million, or 91.0%, for the six months ended June 30, 2026 compared to the six months ended June 30, 2025. The increase was primarily driven by reduced gains from tool sales of $52 million as well as costs associated with the recent acquisitions of MIPS as well as Synopsys' ARC Processor IP Solutions business, including $39 million higher employee-related expenses, driven by an 18% increase in headcount, and $24 million higher professional services. The increase was also attributable to $21 million of higher share-based compensation partially driven by higher employer social charges associated with employee equity awards resulting from increases in the Company's share price as well as the impact of new awards granted during the period.

GLOBALFOUNDRIES INC.
Finance income (expense), net

	Three Months Ended June 30				Six Months Ended June 30
	2026	2025	Change	% Change	2026	2025	Change	% Change

Finance income (expense), net	$9	$17	$(8)	(47.1)%	$24	$31	$(7)	(22.6)%
Finance income (expense), net decreased by $8 million, or (47.1)%, for the three months ended June 30, 2026 compared to the three months ended June 30, 2025. The decrease was primarily due to $7 million of reduced interest income driven by lower cash balances and interest rates.
Finance income (expense), net decreased by $7 million, or (22.6)%, for the six months ended June 30, 2026 compared to the six months ended June 30, 2025. The decrease was primarily due to $9 million of reduced interest income mainly driven by lower cash balances and interest rates, partially offset by a $2 million decrease in interest expense related to lower debt balances.
Other income (expense), net

	Three Months Ended June 30				Six Months Ended June 30
	2026	2025	Change	% Change	2026	2025	Change	% Change

Other income (expense), net	$13	$8	$5	62.5%	$3	$38	$(35)	(92.1)%
Other income (expense), net increased by $5 million, or 63%, for the three months ended June 30, 2026 compared to the three months ended June 30, 2025. The increase was driven by gains of $25 million related to equity securities partially offset by $3 million higher foreign exchange losses and $2 million related to renovation costs incurred in the current period compared to $23 million liquidation related gains partially offset by $9 million one-time contingency losses in the prior period.
Other income (expense), net decreased by $35 million, or (92.1)%, for the six months ended June 30, 2026 compared to the six months ended June 30, 2025. The decrease was driven by gains of $25 million related to equity securities, partially offset by $6 million higher foreign exchange losses in the current period compared to $31 million gain from the step-acquisition of the remaining equity interest of a joint venture and $23 million gain related to a one-time liquidation partially offset by a $9 million contingency loss in the prior period.
Income Tax (Expense) Benefit

	Three Months Ended June 30				Six Months Ended June 30
	2026	2025	Change	% Change	2026	2025	Change	% Change
Income tax (expense) benefit	$(29)	$7	$(36)	NM	$(110)	$23	$(133)	NM
Income tax expense increased by $36 million for the three months ended June 30, 2026 compared to the three months ended June 30, 2025, primarily due to $10 million of tax benefit from foreign exchange revaluation of German deferred taxes offset by $9 million additional tax expense due to an increase in income in higher-tax jurisdictions, compared to $38 million of tax benefit in the prior-year period.
Income tax expense increased by $133 million for the six months ended June 30, 2026 compared to the six months ended June 30, 2025, primarily due to $28 million of tax expense related to exchange rate changes on the base of certain non-monetary assets in Germany in the current period and $12 million additional tax expense due to an increase in income in higher-tax jurisdiction, compared to $78 million of tax benefit related to German exchange rate changes and a $8 million non-recurring tax benefit related to German net deferred tax asset recognition in the prior year period.

GLOBALFOUNDRIES INC.
B. Liquidity and Capital Resources
We have historically financed operations primarily through cash and cash equivalents and marketable securities, as well as cash generated from our business operations, including prepayments under long term agreements ("LTAs"), debt, government grants and advanced manufacturing investment tax credits. As of June 30, 2026, our cash, cash equivalents and marketable securities balances of approximately $3.3 billion included $1.1 billion cash and cash equivalents and approximately $2.2 billion of marketable securities.
As of June 30, 2026 and December 31, 2025, we had an undrawn revolving credit facility of $1.0 billion. In addition to our available revolver, we had $1.1 billion of debt outstanding as of June 30, 2026 and December 31, 2025, which was primarily comprised of a term loan. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and amount of payments we receive from customers pursuant to our LTAs and other business arrangements, the timing and extent of spending to support development efforts, the timing and amount of reimbursements we receive under government grants, the introduction of new and enhanced products and solutions, the continuing market adoption of our platform, strategic transactions and our obligations to repay our indebtedness from time to time. We may from time to time seek to raise additional capital to support our growth. As of June 30, 2026, we believe that our existing cash, cash equivalents, marketable securities, credit under our revolving credit facility and expected cash generated from operations are sufficient to meet our capital requirements for at least the next 12 months and beyond.
Cash Flows
The following table shows a summary of our cash flows for the periods presented:

	Six Months Ended June 30
	2026	2025
Cash provided by operating activities	$947	$762
Cash used in investing activities	(1,170)	(418)
Cash used in financing activities	(498)	(752)
Effect of exchange rate changes on cash and cash equivalents	(1)	6
Net increase (decrease) in cash and cash equivalents	$(722)	$(402)
Operating Activities
Cash provided by operating activities of $947 million increased $185 million for the six months ended June 30, 2026, compared to $762 million for the six months ended June 30, 2025. The increase was primarily attributable to $169 million favorable changes in working capital and $183 million favorable cash and non-cash adjustments, offset by $168 million decrease in net income.
Non-cash and other adjustments were primarily driven by $169 million increase in deferred income taxes, largely due to changes in income tax expense and the recognition of German net deferred tax assets, $57 million decrease in gains on dispositions of property, plant and equipment, primarily related to tool sales, and $34 million increase in share-based compensation expense. These increases were partially offset by $69 million decrease in depreciation and amortization expense and $8 million unfavorable change in other non-cash operating items.
The $169 million improvement in working capital was primarily driven by $211 million favorable movements in receivables reflecting improved collections and $44 million reduction in cash used for inventories. These were partially offset by $86 million unfavorable change in payables, primarily due to the timing of payments to suppliers and vendors.
Investing Activities
Cash used in investing activities for the six months ended June 30, 2026 of $1,170 million increased $752 million compared to the cash used in investing activities of $418 million for the six months ended June 30, 2025. The increase was primarily driven by $421 million increase in acquisition costs, $398 million increase in capital expenditures for property, plant and equipment and intangible assets related to manufacturing facility investments, $193 million increase in purchases of marketable securities and a $59 million decrease in proceeds from the sales of property, plant and equipment related to tool sales. Offsetting these were $235 million increase in proceeds from sales and maturities of marketable securities, $63 million decrease in investments in equity securities and $21 million increase in proceeds from other investing activities primarily related to the sale of equity investments.

GLOBALFOUNDRIES INC.
Financing Activities
Cash used in financing activities for the six months ended June 30, 2026 of $498 million decreased $254 million compared to the cash used of $752 million for the six months ended June 30, 2025. The year-over-year change was primarily attributable to $718 million lower debt and lease repayments, partially offset by a $400 million increase in share repurchases, $50 million lower proceeds from the issuance of equity instruments, net of taxes paid and $14 million lower proceeds from debt borrowings.